

September 23, 2010

James C. Yardley
Chief Executive Officer
El Paso Pipeline Partners, L.P.
1001 Louisiana Street
Houston, TX 77002

      Re: **El Paso Pipeline Partners, L.P.**
              Form 10-Q for the quarter ended March 31, 2010
              Filed May 10, 2010
              File No. 1-33825

Dear Mr. Yardley:

     We have completed our review of your filing and do not have any further comments at this time.

                  Sincerely,

                  Jennifer Thompson
                  Accounting Branch Chief